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                              July 18, 2022

       Rafael Lizardi
       Chief Financial Officer
       Texas Instruments Inc.
       12500 TI Boulevard
       Dallas, Texas 75243

                                                        Re: Texas Instruments
Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Response Dated June
29, 2022
                                                            File No. 001-03761

       Dear Mr. Lizardi:

              We have reviewed your June 29, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 2, 2022 letter.

       Response Dated June 29, 2022

       Risk Factors, page 9

   1. We note your response to prior comment two. Please describe the specific transition risks you have considered,
including those identified in our comment, and tell us about your evaluation of the
material effects of such risks, providing support for your determinations of materiality.
       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       17

   2. We note that your response to prior comment four includes quantitative information solely in relation to 2021,
and accordingly reissue it in part. Please provide us with quantitative information regarding
past and future capital expenditures for climate-related projects for
 Rafael Lizardi
Texas Instruments Inc.
July 18, 2022
Page 2
         each of the periods covered by your Form 10-K and for future periods.
3. Your response to prior comment five appears to be conclusory in nature without providing sufficient detail regarding the indirect consequences of climate-related regulation or business trends, including the specific items noted in our comment, and your assessment thereof. Please more fully describe the indirect consequences of climate change and tell us how you concluded they were not material. Provide support for your assessment, such as the quantitative analyses and qualitative factors referenced in your response.
4. We note your response to prior comment six. Please further address the following:

                Include the quantification requested by our comment on an aggregate basis, rather than for a quantitative or illustrative example, for each of the periods covered by your
              Form 10-K and explain whether increased amounts are expected in future periods.

                Clarify your quantification regarding the cost of insurance premiums and insurance overall in each of the years 2019, 2020, and 2021.

                Your response indicates that you incurred "$54 million of potentially insurable lost profit and fixed cost absorption overall relating to missed wafer starts in five fabrication facilities" as a result of the winter storm in Texas, which was subject to a deductible and not pursued under an insurance claim. Tell us whether your decision not to pursue an insurance claim was related to anticipated potential effects on the future cost and/or availability of insurance.
5. Please revise your response to prior comment seven to quantify your compliance costs related to climate change on an aggregate basis, rather than for a quantitative example, for each of the periods covered by your Form 10-K.
       Please contact Erin Donahue at 202-551-6063 or Jennifer Angelini at 202-551-3047 with any questions.



FirstName LastNameRafael Lizardi                                Sincerely,
Comapany NameTexas Instruments Inc.
                                                                Division of
Corporation Finance
July 18, 2022 Page 2                                            Office of
Manufacturing
FirstName LastName